Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2011 and 2010

Table of Contents

Page
Independent auditor’s report	1 - 2

Consolidated Statements of Loss and Comprehensive Loss	3

Consolidated Statements of Financial Position	4

Consolidated Statements of Changes in Equity	5

Consolidated Cash Flow Statements	6

Notes to the Consolidated Financial Statements	7 - 33

Independent auditor’s report
Grant Thornton LLP
Suite 401
350 Burnhamthorpe Road W
Mississauga, ON
L5B 3J1

T (416) 366-0100
F (905) 804-0509
www.GrantThornton.ca

To the Shareholders of
Quantitative Alpha Trading Inc.

We have audited the accompanying consolidated financial statements of Quantitative Alpha Trading Inc., which comprises the consolidated statements of financial position of the Company as of December 31, 2011, December 31, 2010 and January 1, 2010, the consolidated statements of loss and comprehensive loss, statements of changes in equity and statements of cash flows for the years ended December 31, 2011 and December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

Audit • Tax • Advisory
Grant Thornton LLP. A Canadian Member of Grant Thornton International Ltd

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statement present fairly, in all material respects, the consolidated financial position of Quantitative Alpha Trading Inc. as at December 31, 2011, December 31, 2010 and January 1, 2011 and the results of its operations and its cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Toronto, Ontario, Canada	Chartered Accountants
February 27, 2012	Licensed Public Accountants

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.)
Consolidated Statements of Loss and Comprehensive Loss
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

	Years ended December 31
	2011	2010

Revenue
Licensing	$44,050	$—

Expenses
Advertising and promotion	3,364	51,672
Amortization - Equipment	16,029	12,447
Amortization - Intangible	830,976	519,359
Finance costs	4,055	64,458
Foreign exchange (gain)	37,178	(108,150)
Management, consulting and administrative	157,202	387,323
Office	34,023	36,344
Professional fees	655,369	157,584
Rent	66,442	91,961
Salary and wages	492,306	—
Share based compensation	2,772,251	1,866,273
Travel	39,679	17,521
Trust and filing fees	91,371	53,152
Loss before the following:	(5,156,195)	(3,149,944)
Interest and other income	12,585	2,360
Loss on write off of mineral and oil and gas properties	—	(1)

Net loss and comprehensive loss	$(5,143,610)	$(3,147,585)

Loss per share, basic	$(0.02)	$(0.03)
Loss per share, fully diluted	$(0.02)	$(0.03)

Weighted average number of common shares outstanding, basic	223,238,840	115,167,175
Weighted average number of common shares outstanding, fully diluted	223,238,840	115,167,175

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.)
Consolidated Statements of Financial Position
(Expressed in Canadian dollars)

As at,	December 31, 2011	December 31, 2010	January 12010
		(Note 15)	(Note 15)
Assets

Current assets
Cash and cash equivalents (Note 6)	$1,203,430	$174,530	$379,284
Marketable securities	—	—	1,448,800
Other receivables	24,409	28,664	242,744
Prepaid expenses (Note 3)	255,160	216,135	10,000
	1,482,999	419,329	2,080,828

Equipment (Note 7)	49,969	7,884	3,940
Intangible (Note 8)	6,959,415	7,790,391	—
Prepaid Expenses - long term (Note 3)	78,125	286,458	—
Mineral property	—	—	67,185
Oil and gas property	—	—	1
Total Assets	$8,570,508	$8,504,062	$2,151,954

Liabilities and Shareholders’ Equity

Current liabilities
Trade and other payables	$526,063	$115,046	$75,072
Deposit on private placement	—	250,000	—
Notes payable - current portion (Note 9)	—	358,445	—
	526,063	723,491	75,072

Note payable -long term (Note 9)	—	2,095,476	—
	526,063	2,818,967	75,072
Shareholders’ equity
Share capital and warrants (Note 10)	13,874,355	8,939,599	3,919,865
Contributed surplus	4,974,642	2,406,438	670,374
Accumulated other comprehensive income	—	—	504,770
Deficit	(10,804,552)	(5,660,942)	(3,018,127)
	8,044,445	5,685,095	2,076,882

Total Liabilities and Shareholders’ Equity	$8,570,508	$8,504,062	$2,151,954

Approved by the Board of Directors on February 27, 2012.

“Todd Halpern”	“Alan Ralph”
Todd Halpern, Director	Alan Ralph, Director

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.)
Consolidated Statements of Changes in Equity
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

	Share Capital and Warrants	Contributed Surplus	Accumulated other comprehensive Income	Deficit	Total Equity
	$	$	$	$	$

As at January 1, 2011	8,939,599	2,406,438	—	(5,660,942)	5,685,095
Net loss and comprehensive loss	—	—	—	(5,143,610)	(5,143,610)
Issuance - private placement (Note 10)	484,410	—	—	—	484,410
Issuance - conversion of notes payable (Note 9)	2,477,490	—	—	—	2,477,490
Issuance - warrant exercise (Note 10)	2,000,000	—	—	—	2,000,000
Issuance - conversion of preferred shares (Note 10)	(22,858)	—	—	—	(22,858)
Share based compensation (Note 10)	—	2,563,918	—	—	2,563,918
Cancellation of preferred shares (Note 10)	(4,286)	4,286	—	—	—
As at December 31, 2011	13,874,355	4,974,642	—	(10,804,552)	8,044,445

As at January 1, 2010	3,919,865	670,374	504,770	(3,018,127)	2,076,882
Net loss and comprehensive loss	—	—	—	(3,147,585)	(3,147,585)
Redemption of Class A preferred shares	(1,515,986)	—	(504,770)	504,770	(1,515,986)
Share based compensation	—	1,736,064	—	—	1,736,064
Issuance-acquisition of software license	150,000	—	—	—	150,000
Issuance - acquisition of RTN Stealth Software	5,000,000	—	—	—	5,000,000

Issuance - finders fees for ENAJ acquisition	31,250	—	—	—	31,250
Issuance - management agreement with Chief
Operating officer	625,000	—	—	—	625,000
Issuance - acquisition of ENAJ software	625,000	—	—	—	625,000
Issuance - private placement	71,028	—	—	—	71,028
Issuance - warrants	33,442	—	—	—	33,442
As at December 31, 2010	8,939,599	2,406,438	—	(5,660,942)	5,685,095

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.)
Consolidated Cash Flow Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

	Year ended December 31
	2011	2010
Cash provided by (used in)

Operating activities
Loss for the year	$(5,143,610)	$(3,147,585)
Items not involving cash:
Share based compensation	2,772,251	1,866,273
Amortization	847,005	531,806
Write down of mineral and oil and gas properties	—	1
Accrued interest on notes payable	21,632	58,571
Foreign exchange on notes payable	11,377	(108,150)
	(1,491,345)	(799,084)
Net changes in non-cash working capital
Other receivables	4,255	(23,920)
Prepaid expenses	(39,025)	2,198
Trade and other payables	411,017	39,973
	(1,115,098)	(780,833)

Investing activities
Purchase of equipment	(58,114)	(16,391)
	(58,114)	(16,391)

Financing activities
Common shares issued	2,452,112	104,470
Share subscription receivable	—	238,000
Deposit on private placement	(250,000)	250,000
	2,202,112	592,470

Increase (decrease) in cash and cash equivalents	1,028,900	(204,754)
Cash and cash equivalents, beginning of year	174,530	379,284

Cash and cash equivalents, end of year	$1,203,430	$174,530

Supplementary information:
Non-cash transactions:
Conversion of notes payable	$2,486,930	$—
Shares distributed as part of corporate restructuring	$—	$1,515,986
Common shares issued for management agreement (Note 3)	$—	$625,000
Common shares issued for the acquisition of software (Note 3)	$—	$5,656,250

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

1.	Nature of operations and corporate information

Quantitative Alpha Trading Inc. (formerly known as RTN Stealth Software Inc.) and subsidiary herein after referred to as “the Company” or “QAT” is a public company incorporated in the Province of British Columbia, Canada, and was continued into Ontario during the current year. During the year the Company commenced US operations and these financial statements include the results of QAT’s wholly owned US subsidiary, Quantitative Alpha Trading (USA), LLC.

At the Company’s annual general meeting on March 31, 2011 the Company approved its continuance from British Columbia into Ontario as its governing jurisdiction, adopted a comprehensive new general bylaw and has changed its name to Quantitative Alpha Trading Inc..

The head office and registered office of the Company is located at 36 Toronto Street, Suite 750, Toronto, Ontario, M5C 2C5.

The Company is in the business of developing and licensing sentiment based proprietary trading software for the institutional trading and money manager markets.

2.	Corporate restructuring

On November 2, 2009, the Company and its three former wholly owned subsidiaries Arris Holdings Inc. (“AHI”), CLI Resources Inc. (“CLI”) and QMI Seismic Inc. (“QMI”), collectively known as the “Parties”, entered into a plan of arrangement (the “Arrangement Agreement”) whereby the Company would execute a spin-out transaction of its three former subsidiaries, each becoming a reporting issuer and each acquiring an asset from the Company in exchange for common shares (the “Distributed Shares”) of the respective subsidiary.

The change in corporate structure was effective on January 5, 2010 with the sequence of events as summarized below:

i.	The identifying name of the Company’s Common Shares was altered to Class A Common Shares without par value, being the RTN Class A Common Shares.

ii.
A class consisting of an unlimited number of Common Shares without par value (the “ Common Shares’’) and a class consisting of Class A Preference Shares (the ‘RTN Class A Preferred Share’) was created.

iii.
Each issued RTN Class A Common Share was exchanged for one Common Share and one RTN Class A Preferred Share (with no par value). The RTN Class A Common Shares were then eliminated upon the completion of the Arrangement Agreement.

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

2.	Corporate restructuring (continued)

iv.
The Company transferred its interest in five mineral claims in Atlin, British Columbia (the Mineral Properties) to CLI; an agreement with a British Columbia manufacturing company to distribute its earthquake sensor products in India (the “Distribution Agreement”) to QMI; and all of the Company’s marketable securities (the “Equity Portfolio”) to AHI in the consideration for 17,583,372 common shares of each of CLI, QMI, and AHI (collectively known as “Distributed Shares”) issued by the three former subsidiaries respectively.

v.
The Company redeemed the issued RTN Class A Preferred Shares for consideration consisting solely of the Distributed Shares. Each shareholder of record as of the close of business on November 5, 2009, being the share distribution record date, of the Company, has received its pro-rata share of the Distributed Shares. RTN Class A Preferred Shares were then eliminated upon the completion of the Arrangement Agreement.

The Arrangement Agreement resulted in the transfer of the Mineral Properties, the Distribution Agreement, and the Equity Portfolio (collectively the “Transferred Assets’) from the Company to CLI, QMI, and AHI respectively. The Transferred Assets at fair value to the Company were as follows:

Fair value of the Transferred Assets on January 5, 2010
Mineral Properties
Five mineral claims in the areas located near Gladys Lake Molybdenum occurrences in the Atlin Mining District, British Columbia	$67,185
Distribution Agreement
Distribution agreement with a British Columbia private company to distribute its seismic sensors in India	$1

Equity Portfolio	Number of shares	Carrying value of the Transferred Assets on January 5, 2010
Publicly traded common shares
Desert Gold Ventures Inc.	300,000	$240,000
Ona Power Corp.	2,800,000	509,600
Maxtech Ventures Inc.	440,000	228,800

Share purchase warrants of publicly traded shares
Ona Power Corp.	2,800,000	470,400
		$1,448,800

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

2.	Corporate restructuring (continued)

The above described reorganization and redemption of the preference shares is considered a capital transaction and accordingly the Company reclassified the accumulated other comprehensive income of $504,770 recorded in fiscal 2009 to account for the unrealized gain from the appreciation in the market value of the Equity Portfolio from “accumulated other comprehensive income” to deficit when the Equity Portfolio was transferred to AHI upon the completion of the Arrangement Agreement.

3.	Acquisition of software

On January 19, 2010, the Company executed a definitive agreement with privately owned Market Guidance Systems Inc. (“MGS”) whereby the Company acquired an exclusive and perpetual license to the Market Navigation, Trade Execution and Market Timing Software (the “RTN-Stealth Software”).

As consideration for the above, the Company issued 5,000,000 Class B preferred shares to the shareholders of MGS. In connection with the acquisition, the Company paid a company controlled by a director of the Company a transaction advisory fee of 250,000 Class B Preferred Shares. Each Class B Preferred share is convertible into ten common shares of the Company when the cumulative net revenues derived from the license of the RTN-Stealth Software reach a total of US$20,000,000.

On May 17, 2010, the Company executed two definitive agreements:

a.	The Company acquired the RTN-Stealth Software from MGS (the “MGS transaction”), and
b.	the Company purchased the EMC-ALGO Software Suite from ENAJ Mercantile Corporation (the “ENAJ transaction”).

As part of the MGS transaction, the Company issued 20,000,000 common shares of the Company to MGS shareholders which were escrowed to be released in four equal tranches at 6, 9, 12, and 15 months, and assumed four promissory notes, in an amount totalling $2,503,500, owed by MGS, as the consideration for the acquisition. In addition, the exclusive and perpetual license to market the RTN-Stealth Software that was acquired in January 2010 was cancelled upon the completion of the acquisition of the RTN-Stealth Software.

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

3.	Acquisition of software (continued)

The details of the four promissory notes assumed are as follows:

	Due date	Interest rate	Other terms
Four promissory notes with the principal totaling$2,503,500 at May 17, 2010	Principal and interest are due on May 15, 2012	Bank of Canada prime rate + 1% per annum compound annually	Senior to any and all other shareholder loans and shall be paid in full prior to repayment by the Company to any and all other shareholder loans

On March 23, 2011, the promissory notes were converted to common shares as described in Note 10.

As part of the ENAJ transaction, the Company issued 2,500,000 common shares as consideration for the acquisition of the EMC-ALGO Software Suite from ENAJ. The 2,500,000 common shares were issued to ENAJ and were escrowed to be released in four equal tranches commencing 6, 9, 12, and 15 months after May 17, 2010.

Details of the two software acquisitions are summarized as follows:

RTN – Stealth Software
Issuance of 20,000,000 common shares of the Company each having a market value of $0.25 per share on May 17, 2010	$5,000,000
Assumption of four promissory notes	2,503,500
Issuance of 5,250,000 Class B preferred shares on January 19, 2010	150,000
Finders fees of 125,000 common shares of the Company having a market value of $0.25 per share on May 17, 2010	31,250
7,684,750

EMC – ALGO Software
Issuance of 2,500,000 common shares of the Company each having a market value of $0.25 per share on May 17, 2010	625,000
$8,309,750

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

3.	Acquisition of software (continued)

Furthermore, the Company entered into a management agreement with Mr. Michael Boulter, the founder and chief technology officer of ENAJ in exchange for two million five hundred thousand (2,500,000) common shares of the Company as compensation. The management agreement has a three (3) year term and grants the titles of President and Chief Operating Officer of the Company. The 2,500,000 common shares of the Company are vested in three equal tranches at 12, 24, and 36 months from May 17, 2010. As a result, the corresponding management fee is recorded as a prepaid expense and amortized as follows:

Total consideration	$625,000
Expensed in the twelve months ended December 31, 2010	(130,209)
Expensed in the twelve months ended December 31, 2011	(208,333)

286,458
Less current portion	(208,333)
$78,125

The current portion of the prepaid expenses in the amount of $255,160 (2010 - $216,135) includes the deferred management fee of $208,333 (2010 - $208,333) and other prepaid expenses of $46,827 (2010 - $7,802).

4.	Basis of presentation and Statement of Compliance with IFRS

Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis.

Basis of consolidation

The Company’s financial statements consolidate those of the parent company and its subsidiary as of December 31, 2011. The subsidiary is an entity over which the company has the power to control the financial and operating policies. The company obtains and exercises control through 100% of the voting rights. The subsidiary has a reporting date of December 31, 2011. All intra-group transactions and balances between the companies are eliminated on consolidation, including transactions between the companies.

Statement of Compliance

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The Company adopted IFRS in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”) with a transition date to IFRS of January 1, 2010. Consequently the comparative figures for 2010 and the Company’s statement of financial position as at January 1, 2010 have been restated from Canadian generally accepted accounting principles (“Canadian GAAP”) to comply with IFRS.

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

The reconciliations to IFRS from the previously published Canadian GAAP financial statements are summarized in Note 15.

4.	Basis of presentation and Statement of Compliance with IFRS (continued)

Functional and presentation currency

These financial statements are presented in Canadian dollars, which is the parent Company’s functional currency.

5.	Summary of significant accounting policies

Foreign currency translation

The Company’s functional currency is the Canadian dollar as the Canadian dollar is the currency of the primary economic environment in which the Company operates. The majority of the Company’s financings are in Canadian dollars.

Foreign currency transactions and balances
Foreign currency monetary assets and liabilities are translated into the functional currency of the respective entity at the exchange rate in effect at the balance sheet date. Non-monetary assets, liabilities, revenues and expenses are translated into the functional currency of the respective entity at the rate of exchange prevailing on the respective dates of the transactions. Foreign exchange gains and losses are included in net earnings.

Foreign operations
The assets and liabilities of foreign operations are translated into Canadian dollars at the rate of exchange prevailing at the statement of financial position date and their income statements are translated at average exchange rate over the reporting period. The exchange differences arising on the translation are taken directly to a separate component of equity. On disposal of a foreign operation, the deferred cumulative amount recognized in equity relating to the particular foreign operation is recognized in the income statement.

Segment reporting

The Company operates in a single reportable operating segment, security trading software segment. Revenues earned by the Company during 2011 were earned by its subsidiary in the United States.

Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and sales taxes or duty, if applicable. The following specific recognition criteria must also be met before revenue is recognized:

Licensing revenue is variable and is recognized over the term of the licensing agreement and is calculated at pre-established rates based on the investment performance of users.

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

5.	Summary of significant accounting policies (continued)

Equipment

Equipment is recorded initially at cost and subsequently amortized on a declining-balance basis at an annual rate of 55% for computer equipment, 100% for computer software and 20% for office furniture.

An item of equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of comprehensive income in the year the asset is derecognized.

Assets residual values, useful lives and methods of depreciation are reviewed at each financial period end, and adjusted prospectively if appropriate.

Intangible asset

Software is an intangible asset and consists of acquired software initially recorded at fair value. The software is amortized on a straight-line basis over 10 years which represents management’s best estimate of useful life. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

The amortization period and the amortization method for the intangible asset is reviewed at each financial period end. The Company reviews the carrying value of its intangible assets for impairment whenever events or circumstances indicate that the carrying value may not be recoverable.

Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets are reviewed each reporting date to determine whether there is any indication of impairment. If such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset is the greater of its value in use and fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risk specific to the asset. An impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount.

If, after the Company has previously recognized an impairment loss, circumstances indicate that the recoverable amount of the impaired asset is greater than the carrying amount, the Company reverses the impairment loss by the amount the revised recoverable amount exceeds its carrying amount, to a maximum of the previous impairment loss. In no case shall the revised carrying amount exceed the original carrying amount, after amortization, that would have been determined if no impairment loss had been recognized. An impairment loss or a reversal of an impairment loss is recognized in the statement of comprehensive income.

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

5.	Summary of significant accounting policies (continued)

Financial instruments and financial risk

The Company is exposed to a number of different risks arising from normal course business exposures, as well as the Company’s use of financial instruments. These financial instrument risk factors include: (1) foreign currency risk and interest rate risk; (2) liquidity risk; and, (3) credit risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and establishes and monitors risk management policies to: identify and analyze the risks faced by the Company; to set appropriate risk limits and controls; and to monitor risks and adherence to market conditions and the Company’s activities.

The Company determines the fair value of its financial instruments based on the following hierarchy:

LEVEL 1 – Where financial instruments are traded in active financial markets, fair value is determined by reference to the appropriate quoted market price at the reporting date. Active markets are those in which transactions occur in significant frequency and volume to provide pricing information on an ongoing basis.

LEVEL 2 – If there is no active market, fair value is established using valuation techniques, including discounted cash flow models. The inputs to these models are taken from observable market data including recent arm’s-length market transactions, and comparisons to the current fair value of similar instruments; but where this is not feasible, inputs such as liquidity risk, credit risk and volatility are used.

LEVEL 3 – Valuations in this level are those with inputs that are not based on observable market data.

The Company does not have any financial instruments carried at fair value.

Financial assets
Financial assets are classified into one of the following four categories: loans and receivables, financial assets at fair value through profit or loss, held-to-maturity investments and available-for-sale financial assets. The Company determines the classification of its financial assets at initial recognition. The category determines subsequent measurements and whether any resulting income and expense is recognized in profit or loss or in comprehensive income for the period. All financial assets are initially recorded at fair value.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

All financial assets except those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described below.

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

5.	Summary of significant accounting policies (continued)

Financial instruments and financial risk (continued)

The Company’s financial assets include cash and cash equivalents, marketable securities and other receivables.

Loans and receivables
Financial assets are classified as loans and receivables if they are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. These financial assets are carried at amortized cost using the effective interest rate method with gains and losses recognized when the asset is derecognized. The Company’s cash and cash equivalents and other receivables fall into this category of financial instruments.

Individually significant receivables are considered for impairment when they are past due or when other objective evidence exists that a specific counterparty may default. Receivables that are not considered to be individually impaired are reviewed for impairment in groups, which are determined by reference to the industry and region of the counterparty and other available features of shared credit risk characteristics. The percentage of write down is then based on recent historical counterparty default rates for each identified group. Impairment of trade receivables are presented within “management consulting and administrative expenses.”

Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments entered into by the Company that do not meet the hedge accounting criteria as defined by IAS 39. Derivatives, including separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets at fair value through profit and loss are carried in the statement of financial position at fair value with gains or losses recognized in the statement of comprehensive income. The Company has not designated any financial assets as at fair value through profit or loss.

Derivatives embedded in host contracts are accounted for as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not carried at fair value. These embedded derivatives are measured at fair value with gains or losses arising from changes in fair value recognized in the statement of comprehensive income. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

Available for sale (“AFS”)
AFS financial assets are non-derivative financial assets that are either designated to this category or do not qualify for inclusion in any of the other categories of financial assets. The Company’s marketable securities have been classified as AFS. AFS financial assets are carried in the statement financial position at fair value with unrealized gains or losses recorded in accumulated and other comprehensive income until realized.

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

5.	Summary of significant accounting policies (continued)

Financial instruments and financial risk (continued)

Financial liabilities
Financial liabilities within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, other financial liabilities, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial liabilities at initial recognition.

Financial liabilities are initially measured at fair value with subsequent measurement determined based on their classification as follows.

Financial liabilities at fair value through profit or loss
Financial liabilities at fair value through profit or loss includes financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss. Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments entered into by the Company that do not meet hedge accounting criteria as defined by IAS 39. Gains or losses on liabilities held for trading are recognized in the statement of comprehensive income. The Company has not designated any financial liabilities as at fair value through profit or loss.

Other financial liabilities
After initial recognition, interest bearing other financial liabilities are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the statement of comprehensive income when the liabilities are derecognized as well as through the amortization process. The Company’s other financial liabilities include trade and other payables, deposit on private placement, and notes payable.

Offsetting of financial instruments
Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Amortized cost of financial instruments
Amortized cost is computed using the effective interest method less any allowance for impairment and principal repayment or reduction. The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of the effective interest rate.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax basis, using the substantively enacted or enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax assets also result from unused loss carry forwards, and other deductions. Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income.

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

5.	Summary of significant accounting policies (continued)

Cash and cash equivalents

Cash and cash equivalents consists of highly liquid instruments with an original maturity of less than 90 days at issuance.

Equity and reserves

Share capital represents cumulative consideration received for shares that have been issued, net of appropriate adjustments. Any transaction costs associated with the issuing of shares are deducted from share capital, net of any related income tax benefits.

Retained earnings (deficit) include all current and prior period retained profits (losses).

All transactions with owners of the Company are recorded separately within equity.

Share based compensation

Equity-settled share based awards granted to employees and others providing similar services are measured at the fair value at the grant date determined indirectly by reference to the fair value of the equity instruments granted. This fair value is appraised at the grant date and excludes the impact of non-market vesting conditions. All share-based remuneration is ultimately recognized as an expense in profit or loss with a corresponding credit to contributed surplus. If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options expected to vest. Upon exercise of stock options, the proceeds received are allocated to share capital with any excess being recorded as contributed surplus.

Earnings per share

The Company presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, for the effects of all dilutive potential common shares.

Use of judgments and critical estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting year. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

5.	Summary of significant accounting policies (continued)

Use of judgments and critical estimates (continued)

Significant assumptions about the future and other sources of estimation uncertainty that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to the following:
•	The estimated useful lives of equipment which are included in the statements of financial position and the related amortization included in the statement of comprehensive loss (Note 7);
•	The estimated useful lives of intangible assets which are included in the statements of financial position, the related amortization included in the comprehensive statement of loss (Note 8);
•
The recoverability analysis of intangible assets on the statements of financial position requires the Company to make assumptions about future operating results and the determination of a suitable discount rate. Changes to one or more assumptions would result in a change in the recoverable amount calculated. The recoverable amount of the intangible software asset has been estimated using a value-in-use calculation. This calculation requires estimates of future licensing fees that the Company expects to earn, and includes significant assumptions relating to:

a.	The ability of the Company to secure customers to license the intangible software asset,
b.	The amount and timing of invested assets that future customers will employ when using the Company’s intangible software asset under license,
c.	Amount and timing of investment performance that future customers are expected to achieve when using the Company’s intangible software asset for trading purposes,
d.	The adjustment to the discount rate in the value-in-use calculation to incorporate risk factors specific to the Company’s intangible software asset.
•	The inputs used in accounting for share-based compensation in the statements of loss (Note 10); and
•
The extent to which deferred tax assets can be recognized is based on an assessment of the probability of the Company’s future taxable income against which the deferred tax assets can be utilized (Note 11).

New standards and interpretations not yet adopted

IFRS 9 Financial Instruments (IFRS 9)
In November 2009, the IASB published IFRS 9, “Financial Instruments” which covers the classification and measurement of financial assets as part of its project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. In October 2010, the requirements for classifying and measuring financial liabilities were added to IFRS 9. Under this guidance, entities have the option to recognize financial liabilities at fair value through earnings. If this option is elected, entities would be required to reverse the portion of the fair value change due to a company’s own credit risk out of earnings and recognize the change in other comprehensive income. IFRS 9 is effective for the Company on January 1, 2015. Early adoption is permitted and the standard is required to be applied retrospectively. The Company is currently evaluating the impact of adopting IFRS 9.

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

5.	Summary of significant accounting policies (continued)

New standards and interpretations not yet adopted (continued)

Consolidation Standards
A package of consolidation standards are effective for annual periods beginning or after 1 January 2013. Information on these new standards is presented below. The Company’s management have yet to assess the impact of these new and revised standards on the Company’s consolidated financial statements.

IFRS 10 Consolidated Financial Statements (IFRS 10)
IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements (IAS 27) and SIC 12 Consolidation – Special Purpose Entities. It revised the definition of control together with accompanying guidance to identify an interest in a subsidiary. However, the requirements and mechanics of consolidation and the accounting for any non-controlling interests and changes in control remain the same.

IFRS 11 Joint Arrangements (IFRS 11)
IFRS 11 supersedes IAS 31 Interests in Joint Ventures (IAS 31). It aligns more closely the accounting by the investors with their rights and obligations relating to the joint arrangement. In addition, IAS 31’s option of using proportionate consolidation for joint ventures has been eliminated. IFRS 11 now requires the use of the equity accounting method, which is currently used for investments in associates.

IFRS 12 Disclosure of Interests in Other Entities (IFRS 12)
IFRS 12 integrates and makes consistent the disclosure requirements for various types of investments, including unconsolidated structured entities. It introduces new disclosure requirements about the risks to which an entity is exposed from its involvement with structured entities.

Consequential amendments to IAS 27 and IAS 28 Investments in Associates and Joint Ventures (IAS 28)
IAS 27 now only deals with separate financial statements. IAS 28 brings investments in joint ventures into its scope. However, IAS 28’s equity accounting methodology remains unchanged.

IFRS 13 Fair Value Measurement (IFRS 13)
IFRS 13 does not affect which items are required to be fair-valued, but clarifies the definition of fair value and provides related guidance and enhanced disclosures about fair value measurements. It is applicable for annual periods beginning on or after 1 January 2013. The Company’s management have yet to assess the impact of this new standard.

Amendments to IAS 1 Presentation of Financial Statements (IAS 1 Amendments)
The IAS 1 Amendments require an entity to group items presented in other comprehensive income into those that, in accordance with other IFRSs: (a) will not be reclassified subsequently to profit or loss and (b) will be reclassified subsequently to profit or loss when specific conditions are met. It is applicable for annual periods beginning on or after 1 July 2012.

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

6.	Cash and cash equivalents

Cash and cash equivalent include the following components:

	December 31, 2011	December 31, 2010	January 1, 2010
Cash at bank and in hand:
Canadian dollars	$158,223	$174,530	$379,284
US dollars	894,043	—	—
Short-term deposits	151,164	—	—
	$1,203,430	$174,530	$379,284

7.	Equipment

	Office Equipment	Computer Equipment	Computer Software	Leasehold Improvements	Total
	$	$	$	$	$
Cost
At January 1, 2010	3,414	10,348	10,073	2,522	26,357
Additions	—	13,772	400	—	14,172
At December 31, 2010	3,414	24,120	10,473	2,522	40,529
Additions	22,330	35,784	—	—	58,114
At December 31, 2011	25,744	59,904	10,473	2,522	98,643

Accumulated Amortization
At January 1, 2010	1,922	8,000	9,973	2,522	22,417
Additions	403	9,325	500	—	10,228
At December 31, 2010	2,325	17,325	10,473	2,522	32,645
Additions	2,451	13,578	—	—	16,029
At December 31, 2011	4,776	30,903	10,473	2,522	48,674

Net book value
January 1, 2010	1,492	2,348	100	—	3,940
December 31, 2010	1,089	6,795	—	—	7,884
December 31, 2011	20,968	29,001	—	—	49,969

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

8.	Intangible

Intangible assets are reviewed annually for impairment or when events or changes in circumstances indicate that the carrying value may not be recoverable. Management performed its annual impairment review at December 31, 2011 and determined that the recoverable amount of the software was in excess of its carrying value.

Software
$
Cost
At January 1, 2010	$—
Additions	8,309,750
At December 31, 2010	8,309,750
Additions	—
At December 31, 2011	$8,309,750

Accumulated Amortization
At January 1, 2010	—
Additions	$519,359
At December 31, 2010	519,359
Additions	830,976
At December 31, 2011	$1,350,335

Net book value
January 1, 2010	$—
December 31, 2010	$7,790,391
December 31, 2011	$6,959,415

9.	Notes payable

On March 23, 2011, the notes payable in the amount totalling $2,486,930 including accrued interest were converted for 47,370,100 common shares or $0.0525 per share (Note 10). Share issuance costs of $9,440 have been offset against share capital.

10.	Share capital

a) Authorized and outstanding shares
As at December 31, 2011 the authorized share capital of the Company consisted of the following:

Unlimited number of Common Shares with no par value
5,250,000 Class B non-voting Preferred Shares with no par value

(Each Class B Preferred Share is convertible into ten Common Shares when the cumulative net revenues derived from the license of the RTN-Stealth Software reaches a total of US $20,000,000 as described in Note 3).

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

10.	Share capital (continued)

A continuity of the outstanding share capital is as follows:

	Number of common shares	Number of Class A preferred shares	Number of Class B preferred shares
As at January 1, 2011	124,862,860	—	5,250,000
Issuance - private placement	9,523,796	—	—
Issuance - conversion of notes payable (Note 9)	47,370,100	—	—
Issuance - warrant exercise	38,095,238	—	—
Issuance - conversion of preferred shares (Note 10)	44,101,370	—	(4,410,137)
Cancelled	—	—	(150,000)
As at December 31, 2011	263,953,364	—	689,863

As at January 1, 2010	99,416,860	—	—
Issuance - arrangement agreement	—	99,416,860	—
Issuance - acquisition of software licence	—	—	5,250,000
Cancellation of Class A preferred shares	—	(99,416,860)	—
Issuance - acquisition of RTN Stealth Software (Note 3)	20,000,000	—	—
Issuance - acquisition of ENAJ software (Note 3)	2,500,000	—	—
Issuance - management agreement with Chief
Operating Officer (Note 3)	2,500,000	—	—
Issuance - private placement	321,000	—	—
Issuance - share issuance ENAJ finder’s fees	125,000	—	—
As at December 31, 2010	124,862,860	—	5,250,000

On January 19, 2011, the Company completed a non-brokered private placement for gross proceeds to the Company of $500,000. Pursuant to the private placement, the Company issued 9,523,796 units at a purchase price of $0.0525 per unit. Each unit consists of one common share of the Company and four common share purchase warrants. Each whole warrant entitles its holder to purchase one additional Common Share at an exercise price of $0.0525. These warrants were exercised prior to their expiry on March 31, 2011 resulting in additional gross proceeds to the Company of $2,000,000. Share issuance costs of $15,590 have been offset against gross proceeds.

On March 30, 2011, the shareholders of the Company, by waiving any condition for conversion, had authorized the early conversion of 5,250,000 Class B Preferred Shares into common shares, thereby ensuring that all of its issued and outstanding equity is represented by voting common shares. Each Class B Preferred Share is convertible into ten common shares at the option of the holder. As of December 31, 2011, 4,410,137 Preferred Shares have been converted into 44,101,370 common shares Share issuance costs of $22,858 have been offset against gross proceeds

On June 6, 2011, the company received authorization to cancel 150,000 preferred shares.

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

10.	Share capital (continued)

As of December 31, 2011 and 2010, the Company has 337,800 common share purchase warrants outstanding recorded originally at their fair value of $33,442 using the Black Scholes model for pricing options. The weighted average fair value per warrant of $0.099 was calculated using the following weighted average assumptions: dividend yield of 0%, expected volatility of 161%, risk-free interest rate of 1.7% and an expected life of 2 years. These warrants entitled the holder to purchase one common share of the Company at a price of $0.40 per share until May 12, 2012.

The Company completed a private placement in October of 2010 and issued a total of 321,000 units at a price of $0.35 per unit for gross proceeds of $112,350. Cost of issuance totalled $7,880. Each unit consists of a common share and a common share purchase warrant. Each common share purchase warrant entitles the holder to purchase, up to March 12, 2012, an additional common share at an exercise price of $0.40. The Company issued 16,800 warrants as finder fees for this private placement.

b) Stock options

QAT has an incentive stock option plan authorizing the Company to issue incentive stock options to directors, officers, employees and consultants of the Company. The option price shall not be less than the fair market value of the Company’s common shares on the grant date. The volatility used in each of the calculations noted below was based on a historical average volatility over the expected life of the options.

On March 30, 2011, the Company awarded its directors, officers, employees and consultants a total of 29,958,701 stock options of which 10,440,143 vest immediately at an exercise price of $0.10, 9,759,279 vest on the first anniversary of the grant date with an exercise price of $0.16 and 9,759,279 vest on the second anniversary of the grant date with an exercise price of $0.24. All options granted have an expiry date of March 30, 2021. The fair value of each option at the date of grant was estimated at $0.10/option by using the Black-Scholes option pricing model with the following assumptions:

Risk free interest rate	2.90%
Expected life	8-10 years
Volatility	230%
Expected dividends	nil

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

10.	Share capital (continued)

b) Stock options (continued)

On April 4, 2011, the Company awarded a consultant a total of 680,880 stock options of which 226,960 vest immediately at an exercise price of $0.34, 226,960 vests on the first anniversary of the grant date with an exercise price of $0.34 and 226,960 vests on the second anniversary of the grant date with an exercise price of $0.34. The options granted have an expiry date of April 4, 2021. The fair value of each option at the date of grant was estimated at $0.34/option by using the Black-Scholes option pricing model with the following assumptions:

Risk free interest rate	2.95%
Expected life	8-10 years
Volatility	235%
Expected dividends	nil

On August 17, 2011, the Company awarded an employee a total of 2,723,518 stock options which vest immediately upon commencement of employment at an exercise price of $0.10. The options granted have an expiry date of August 17, 2021. The fair value of each option at the date of grant was estimated at $0.10/option by using the Black-Scholes option pricing model with the following assumptions:

Risk free interest rate	2.95%
Expected life	8-10 years
Volatility	232%
Expected dividends	nil

10.           Share capital (continued)

b) Stock options (continued)

In addition to the 3,050,000 outstanding options issued in 2010 the company has 33,363,099 options that have been issued during 2011. Of the options issued, 13,390,621 vested immediately and had a fair value of $1,393,217 at the grant date. The 19,972,478 unvested options had a fair value of $2,103,996 at the grant date and will be expensed over the vesting period with each tranche being recognized over its own distinct vesting period resulting in $1,170,701 in stock based compensation expense. As a result, the Company has recognized $2,563,918 in stock-based compensation expense and credited contributed surplus to account for the options. In addition there was $208,333 in stock based compensation expense relating to the deferred management fees as described in Note 3 for a total amount of $2,772,251.The continuity of the outstanding stock options of the Company is as follows:

	For the years ended
	December 31, 2011		December 31, 2010
	Number	Weighted average exercise price	Number	Weighted average exercise price

Balance at beginning of period	5,650,000	$0.32	—	$0.00
Granted	33,363,099	0.17	5,650,000	0.32
Exercised	—	—	—	—
Cancelled or expired	(2,600,000)	0.32	—	—
Balance at end of period	36,413,099	0.18	5,650,000	$0.32

	Outstanding Options			Exercisable Options
Exercise price per share	Number	Weighted	WeVighted	Number	Weighted
	outstanding	remaining life(years)average	exercise price average	exerciseable	exercise price average
$0.09 - $0.25	32,682,219	9.28	$0.17	13,163,675	$0.11
$0.26 - $0.50	3,730,880	3.14	0.32	3,276,960	0.32
	36,413,099	8.77	$0.18	16,440,635	$0.16

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

11. Income taxes

A reconciliation of income taxes at statutory rates is as follows:

	2011	2010

Net loss before income taxes	$(5,143,610)	$(3,147,585)

Expected income tax recovery at 28.5% (2010– 28.5%)	$(1,465,929)	$(897,062)
Change in substantively enacted rates	39,614	6,619
Share-based compensation	730,717	493,032
Deferred income taxes relating to movement of impairment of deferred tax asset	695,598	397,411

Total income taxes	$—	$—

The significant components of the Company’s future income tax assets are as follows:
	2011	2010

Future income tax assets:
Equipment tax base in excess of carrying value	$363,160	$169,136
Non-capital loss carry forwards and share issue costs	1,020,700	519,125
	1,383,860	688,261
Impairment of deferred tax asset	(1,383,860)	(688,261)

Net future tax assets	$—	$—

The Company has accumulated non-capital losses of $3,831,267 which expire as follows:

2014	$275,873
2015	159,848
2026	110,450
2027	28,576
2028	114,863
2029	404,898
2030	983,626
2031	1,848,047
$3,926,181

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

12. Related party transactions

The Company’s related parties include its key management personnel. Unless otherwise stated, transactions with related parties incorporate special terms and conditions and no guarantees were given or received.

Transactions with key management personnel

Key management of the Company includes the Board of Directors as well as executive management. Transactions with key management personnel include the following amounts:
•	During the year ended December 31, 2011, a director and Chairman of the Company received 9,557,035 common shares of the Company as part of the Debt Satisfaction transaction.
•
During the year ended December 31, 2011, a company related to a director and Chief Executive Officer of the Company received 5,714,285 common shares of the company as part of the Debt Satisfaction Transaction.

•	During the year ended December 31, 2011, the Company received $44,050 in revenues from a director of the Company.

For the year ended December 31, 2011, the Company was charged approximately $3,558,499 (2010 – 178,000) by companies controlled by directors of the Company for management services, property lease rentals, share-based payments, salary and wages, and share issuance costs as set out in the table below:

	2011	2010
Management services	$95,000	$150,500
Professional fees	454,479	—
Property lease rentals	20,000	27,500
Share-based payments (Note 10b)	2,772,251	—
Salary and wages	216,769	—
Share issuance costs	—	—
	$3,558,499	$178,000

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

13. Capital management

The Company’s primary objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders, and to have sufficient liquidity available to fund suitable business opportunities as they arise.

The capital of the Company consists of shareholders’ equity and debt obligations, net of cash and cash equivalents. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt.

The Company has not attained profitable operations and as a result has relied on the equity markets to fund its activities.

In order to facilitate its capital requirements, management reviews the capital requirements on an ongoing and regular basis and believes that this approach, given the relative small size of the Company, is reasonable.

Capital for the reporting periods under review is summarized as follows:

	December 31,	December 31,	January 1,
	2011	2010	2010

Total equity	$8,044,445	$5,685,095	$2,076,882
Total debt	—	2,818,967	75,072
Cash and cash equivalents	(1,203,430)	(174,530)	(379,284)

Capital	$6,841,015	$8,329,532	$1,772,670

14. Financial risk management

a) Carrying amounts and fair values of financial instruments

Financial instruments disclosures require the Company to provide information about: a) the significance of financial instruments to the Company’s financial position and performance and, b) the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date, and how the Company manages those risks.

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

14. Financial risk management (continued)

Financial instruments – Fair values

The carrying value of cash and cash equivalents, marketable securities, other receivables, trade and other payables and the deposit on private placement approximate their fair value due to the short term nature of these instruments.

b) Financial instrument risk exposure and risk management

The Company is exposed in varying degrees to financial instrument related risks. The Board approves and monitors the risk management processes, including treasury policies, counterparty limits, controlling and reporting structures. The types of risk exposure and the way in which such exposure is managed are provided as follows:

1) Credit risk

The Company is exposed to credit risk with respect to its cash and cash equivalents and accounts receivable. Accounts receivable are primarily amounts owing from government agencies.

The Company estimates its maximum exposure to be the carrying value of the cash and cash equivalents, and accounts receivable.

The Company manages credit risk by maintaining bank accounts with Schedule 1 Canadian banks and investing only in Guaranteed Investment Certificates. The Company’s cash is not subject to any external limitations.

2)Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity by maintaining sufficient cash balances.

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

14.Financial risk management (continued)

The following are the principal contractual maturities of financial liabilities:

As at December 31, 2011	Contractual Obligations	2012	2013	2014	Over 3 years
Accounts payable and
accrued liabilities	$533,432	$533,432	$—	$—	$—

Total liabilities	$533,432	$533,432	$—	$—	$—

As at December 31, 2010	Contractual Obligations	2011	2012	2013	Over 3 years

Accounts payable and
accrued liabilities	$115,046	$115,046	$—	$—	$—
Deposit on private placement	250,000	250,000	—	—	—
Notes payable	2,453,921	—	2,453,921	—	—

Total liabilities	$2,818,967	$365,046	$2,453,921	$—	$—

3) Market risk

Foreign exchange risk

The Company’s foreign currency transactions make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations, and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and US Dollar. During the fiscal year 2011, the Company attempted to transact its business predominantly in Canadian Dollars to mitigate the foreign exchange risk.

If the US dollar had increased or decreased against the Canadian dollar by 5%, the net loss and deficit would have increased or decreased by $47,715 (2010 – $106,000).

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

14. Financial risk management (continued)

4) Interest rate risk

Interest rate risk consists of two components:
i.
To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rate, the Company is exposed to interest rate cash flow risk.

ii.
To the extent that changes in prevailing market interest rates differs from the interest rates attached to the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company is not exposed to interest rate risk.

15. Conversion to IFRS

The consolidated financial statements for the year ended December 31, 2011 are the Company’s first consolidated financial statements prepared under IFRS. For the accounting period prior to this, the Company prepared its consolidated financial statements under then existing Canadian GAAP. In accordance with IFRS 1 ‘First time adoption of IFRS’, certain disclosures relating to the transition to IFRS are given in this note. These disclosures are prepared under IFRS as set out in the basis of preparation in Note 4.

IFRS 1 allows first time adopters to IFRS to take advantage of a number of voluntary exemptions from the general principal of retrospective restatement. The Company has taken the following exemptions:

a) Elective exemptions

Business Combinations

The Company elected to apply IFRS 3 ‘Business Combinations’ prospectively from January 1, 2010.

b) Mandatory exemptions

Estimates

The Company has used estimates under IFRS that are consistent with those applied under Canadian GAAP (with adjustment for accounting policy differences) unless there is objective evidence those estimates were in error.

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

15. Conversion to IFRS (continued)

c) Effect of material transition adjustments on the statements of financial position and statements of loss and comprehensive loss:

i) Statements of Financial Position

	December 31, 2010		January 1, 2010
	Canadian GAAP	Effect of Transition to IFRS	IFRS	IFRS and Canadian GAAP
Assets

Current assets
Cash and cash equivalents	$174,530	$—	$174,530	$379,284
Marketable securities	—	—	—	1,448,800
Other receivables	28,664	—	28,664	242,744
Prepaid expenses	216,135	—	216,135	10,000
	419,329	—	419,329	2,080,828

Equipment	7,884	—	7,884	3,940
Intangible (Note 15(d))	8,309,750	(519,359)	7,790,391	—
Prepaid Expenses - long term	286,458	—	286,458	—
Mineral property	—	—	—	67,185
Oil and gas property	—	—	—	1

	$9,023,421	$(519,359)	$8,504,062	$2,151,954

Liabilities and Shareholders’ Equity

Current liabilities
Trade and other payables	$115,046	$—	$115,046	$75,072
Deposit on private placement	250,000	—	250,000	—
Notes payable - current portion	358,445	—	358,445	—
	723,491	723,491	75,072

Note payable -long term	2,095,476	—	2,095,476	—
	2,818,967	—	2,818,967	75,072
Shareholders’ equity
Share capital and warrants	8,939,599	—	8,939,599	3,919,865
Contributed surplus	2,406,438	—	2,406,438	670,374
Accumulated other comprehensive income	—	—	—	504,770
Deficit	(5,141,583)	(519,359)	(5,660,942)	(3,018,127)
	6,204,454	(519,359)	5,685,095	2,076,882

	$9,023,421	$(519,359)	$8,504,062	$2,151,954

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

15. Conversion to IFRS (continued)

ii) Statement of loss and comprehensive loss

	Year ended December 31, 2010
	Canadian GAAP	Effect of Transition to IFRS	IFRS
Expenses
Advertising and promotion	$51,672	$—	$51,672
Amortization - Equipment	12,447	—	12,447
Amortization - Intangible (Note 15)	—	519,359	519,359
Finance costs	64,458	—	64,458
Foreign exchange (gain)	(108,150)	—	(108,150)
Management, consulting and administrative	387,323	—	387,323
Office	36,344	—	36,344
Professional fees	157,584	—	157,584
Rent	91,961	—	91,961
Stock-based compensation	1,866,273	—	1,866,273
Travel	17,521	—	17,521
Trust and filing fees	53,152	—	53,152
Loss before the following:	(2,630,585)	(519,359)	(3,149,944)
Write down of mineral and oil and gas properties	(1)	—	(1)
Interest and other income	2,360	—	2,360

Net loss and comprehensive loss	$(2,628,226)	$(519,359)	$(3,147,585)

d) Explanatory notes

Amortization of intangible

Under Canadian GAAP amortization of the software asset would only commence when it would be placed in use. Under IFRS the software asset has been amortized from the time the asset is available for use. As the software asset was available for use upon acquisition, amortization has been recorded from the date of acquisition, May 17, 2010. For the year ended December 31, 2010 there is an increase in amortization expense of $519,359.

e) Restatement of Statement of Cash Flows from Canadian GAAP to IFRS

There are no material adjustments to the cash flow statement. The components of cash and cash equivalents under Canadian GAAP are similar to those presented under IFRS.